UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

TESSCO Technologies Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872386107

(CUSIP Number)

Eric R. Smith

Venable LLP

750 East Pratt Street, Suite 900, Baltimore, MD 21202 (410)244-7400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 1, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872386107	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS Robert B. Barnhill, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,495,637
	8	SHARED VOTING POWER 124,750
	9	SOLE DISPOSITIVE POWER 1,495,637
	10	SHARED DISPOSITIVE POWER 124,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,620,387
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D/A

Explanatory Note

This Amendment No. 6 to Schedule 13D amends, supplements and to the extent inconsistent with, supersedes the Schedule 13D filed on February 15, 2007, as amended by Amendment No. 1 filed on February 18, 2009, Amendment No. 2 filed on February 24, 2012, Amendment No. 3 filed on August 26, 2016, Amendment No. 4 filed on March 20, 2020 and Amendment No. 5 filed on July 22, 2020 (as amended, the “Schedule 13D”) by Mr. Robert B. Barnhill, Jr. (the “Reporting Person”).

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

The Reporting Person, who is the Founder, Chairman of the Board of Directors (the “Board”) and the largest shareholder of the Issuer, sent a letter (the “Letter”) to the Board that requests a meeting of the Board to determine a path forward for an orderly, amicable transition of the Board’s composition. Specifically, the Letter proposes that the Board discuss some directors resigning and the election by the Board of new directors who can assist in achieving the following:

Greater Shareholder Representation - The Letter proposes that the Board consider options to permit shareholders of the Issuer who hold more than 5% (excluding the Reporting Person) to have greater input regarding the composition of the Board.

Improve Relevant Industry Experience - The Letter proposes that special consideration be given to new Board members who hold or have held senior leadership roles in private industries and public institutions with experience that pertains to the Issuer’s strategic direction.

Increase Diversity - The Letter proposes that the Board discuss an amendment to the Issuer’s Corporate Governance Guidelines that sets specific targets and timelines for ensuring that the Board’s composition reflects the values of diversity, inclusion and equity. The Letter notes that the Reporting Person is committed to ensuring that at least two of the seats on the Board be held by members of underrepresented genders and/or diversities.

The Letter is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The Reporting Person intends to engage in discussions with members of the Board, the Issuer’s management, the Issuer’s other stockholders, potential investors in the Issuer and/or other parties regarding, or take actions concerning, the Issuer’s business, operations, governance, management, strategy, capitalization and/or board composition.  These discussions and/or actions will relate to, and may result in, any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, including strategic transactions potentially impacting ownership and control of the Issuer.

Item 7.	Exhibits

Item 7 is hereby amended and supplemented as follows:

99.1	Letter to the Board of Directors of TESSCO Technologies Incorporated from Robert B. Barnhill, Jr.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: August 3, 2020

/s/ Robert B. Barnhill, Jr.
Robert B. Barnhill, Jr.